UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25/A
Amendment No. 1
NOTIFICATION OF LATE FILING
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SEC FILE NUMBER
1-15449
CUSIP NUMBER
860370-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: July 31, 2005
☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Stewart Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1333 South Clearview Parkway

Address of Principal Executive Office (Street and Number)
Jefferson, Louisiana 70121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

0	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
0	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to the following factors, the registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended July 31, 2005 by the October 17, 2005 due date established by the Securities and Exchange Commission pursuant to Securities Exchange Act of 1934 Release No. 52444 issued September 15, 2005:
(i)	Hurricane Katrina,

(ii)	the efforts to amend its Form 10-K for the year ended October 31, 2004 due to the restatement reflecting the changes in reportable segments in accordance with SFAS No. 131 and reporting units in accordance with SFAS No. 142 as discussed in the Company’s press release and Form 8-K dated September 12, 2005, and

(iii)	an account reconciliation process regarding the Company’s deferred preneed revenue balances.
The Company has previously reported on the difficulties created by items (i) and (ii) above.
With respect to item (iii) above, in connection with the Company’s internal control assessment under Section 404 of Sarbanes-Oxley, the Company undertook a project (the “deferred revenue project”) earlier this year to verify the balances in deferred preneed cemetery revenue and deferred preneed funeral revenue by physically reviewing certain of the preneed cemetery and funeral service and merchandise contracts.
While the Company has made significant progress, it has not completed its overall review and reconciliation. The Company had anticipated completing its review prior to filing its Annual Report on Form 10-K for fiscal year 2005. Although the progress of the project has been disrupted by Hurricane Katrina, the Company still plans to try to complete the project in time to file its Annual Report on Form 10-K for fiscal year 2005 by its due date.
Management believes that the deferred revenue project could result in a restatement of the Company’s prior period financial statements. Management believes that to the extent there is an adjustment, a significant portion of that adjustment would relate to the cumulative effect of adopting Staff Accounting Bulletin 101 (“SAB 101”) on November 1, 2000 and could impact reported earnings for periods subsequent to the implementation of SAB 101. Management believes that the adjustment, if any, would result in an adjustment to deferred revenue and an adjustment to equity in an amount that should not exceed $60 million and could be materially less than that amount. In connection with our deferred revenue project, we are also evaluating whether there could be a material weakness in internal control related to the Company’s deferred preneed revenue.
The Company is currently considering filing with the SEC by October 24, 2005 its Form 10-K/A for the year ended October 31, 2004 and its Form 10-Q for the quarter ended July 31, 2005, without the effects of any potential adjustments that may result from the completion of the deferred revenue project and accordingly these documents would be filed without the auditor’s opinion, and without the auditor’s review being completed. At that time, the Company believes that, except for the results of the deferred revenue project, there should be no material outstanding issues on those reports; however, this cannot be assured. Once the project is completed, the Company would amend those filings to include the audit opinion for the Form 10-K/A and to note the completion of the review with respect to the Form 10-Q, and to make any adjustments, if necessary, as a result of the deferred revenue project.
Management’s estimate of the results of the deferred revenue project is a forward-looking statement that is subject to uncertainties. Important factors that could cause actual results to differ materially from the estimate include whether the Company uncovers unanticipated issues during its review of the remaining preneed contracts.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Kitchen	504	729-1400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes x            No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The reported results for the nine months ended July 31, 2005 compared to the nine months ended July 31, 2004 will differ significantly due primarily to the following:
•	$32.8 million of charges incurred in the first nine months of fiscal year 2005 for the early extinguishment of debt;

•	$12.5 million reduction in interest expense for the nine months ended July 31, 2005 compared to the nine months ended July 31, 2004. This reduction is attributed to the debt refinancing that occurred in the first and second quarters of fiscal 2005.

•	$234.6 million ($141.3 million after-tax) charge for the cumulative effect of a change in accounting principle recorded in fiscal 2005 that reduced the cumulative balance of deferred preneed selling costs in the deferred charges line on the Company’s condensed consolidated balance sheet.
As discussed above in Part III, the Company revised its operating and reportable segments. This revision of the Company’s operating segments had the related effect of requiring changes in the Company’s reporting units for purposes of goodwill impairment reviews under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The revision of the Company’s reporting units resulted in the need to perform goodwill impairment reviews of the revised reporting units. The restatement of goodwill on the Company’s balance sheet also had the effect of changing the net book value of the assets the Company has sold as part of its plan to sell a number of its businesses, and the net book value of assets held for sale on the Company’s balance sheet. Therefore, the gain or loss on those sales has been re-evaluated and restated, as has the assets held for sale. For the three months ended July 31, 2004, this resulted in an additional net gain of $0.6 million. For the nine months ended July 31, 2004, this resulted in an additional net gain of less than $.1 million.
Stewart Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 18, 2005	By /s/ Michael G. Hymel
Michael G. Hymel
Vice President, Corporate Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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